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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------


                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             CORNELL COMPANIES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          (Title of Class of Securities)

                                    219141108
                                 (CUSIP Number)

                                December 31, 2003
            (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)
        [X]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)



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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               (page 1 of 4 pages)

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CUSIP No. 219141108                            13G/A          Page 2 of 4 Pages
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         1   NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

             JANA PARTNERS LLC

         2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)  |_|
             (b)  |_|

         3   SEC USE ONLY

         4   CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

NUMBER OF          5   SOLE VOTING POWER
SHARES
BENEFICIALLY              688,100
OWNED BY
EACH REPORTING     6   SHARED VOTING POWER
PERSON WITH:
                          -0-

                   7   SOLE DISPOSITIVE POWER

                          688,100

                   8   SHARED DISPOSITIVE POWER

                          -0-

          9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   688,100

          10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

          11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   5.15%

          12  TYPE OF REPORTING PERSON*

                   CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 219141108                            13G/A          Page 3 of 4 Pages
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Item 1 (a).     Name of Issuer:
                Cornell Companies, Inc.

Item 1 (b).     Address of Issuer's Principal Executive Offices:
                1700 West Loop South, Suite 1500
                Houston, TX  77027

Item 2 (a).     Name of Person Filing: JANA Partners LLC

Item 2 (b).     Address of Principal Business Office or, if None, Residence:

                536 Pacific Avenue, San Francisco, California 94133.

Item 2 (c).     Citizenship:

                This Statement is filed by JANA Partners LLC, a
            Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2 (d).     Title of Class of Securities:
                 Common Stock

Item 2 (e).     CUSIP No: 219141108

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                Not applicable.

Item 4.         Ownership

      (a) Amount beneficially owned: 688,100

      (b) Percent of Class: 5.15%

      c)  Number of shares as to which JANA Partners LLC has:
        (i) Sole power to vote or to direct the vote: 688,100
       (ii) Shared power to vote or to direct the vote: -0-
      (iii) Sole power to dispose or to direct the disposition of: 688,100
       (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.
        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        Not Applicable.

Item 9. Notice of Dissolution of Group.
        Not Applicable.

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CUSIP No. 219141108                            13G/A          Page 4 of 4 Pages
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Item 10. Certification.

By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 9, 2004

                                                      JANA Partners LLC


                                                      /s/Barry Rosenstein
                                                      Barry Rosenstein
                                                      Managing Director

                                                      /s/Gary Claar
                                                      Gary Claar
                                                      Managing Director